Mail Stop 4561

June 10, 2008

Mr. Nathan Bostock
Executive Director, Finance, Markets and Human Resources
Abbey National plc
Abbey National House
2 Triton Square
Regent's Place, London NW1 3AN, England

      Re: Abbey National plc
             Form 20-F for the Fiscal Year Ended December 31, 2006
             File No. 001-14928

Dear Mr. Bostock:

      We have completed our review of your Form 20-F and have no further comments at this time.

                Sincerely,

                Kevin W. Vaughn
                Accounting Branch Chief